S&P Global Ratings Managerial Structure

April 1, 2017



* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global
¹ References to GPL indicates Global Practice Leader
² Effective April 1, 2017, Financial Services and Sovereign/ International Public Finance will report to the same Global Practice Leader

S&P Global
Ratings

S&P Global Ratings Business Units

February 22, 2017



* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global

S&P Global Ratings

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates[1]. The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI.



[1] SPDJI Holdings, LLC and its subsidiary entities, previously presented in the NRSRO Organization Chart, remain subsidiary entities of S&P Global Inc. (see the S&P Global Inc. subsidiaries list in Exhibit 4 of this Form NRSRO), and have been removed from this chart as they no longer share personnel with S&P Global Ratings. However, as a general matter, S&P Global Ratings may, from time to time, engage in transactions with affiliated entities for products and/or services provided by such affiliates in the ordinary course of business.

[2] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.17%

[3] The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).

[4] A "Credit Rating Affiliate"

[5] Holding company

[6] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited

[7] Standard & Poor's Credit Market Services Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

S&P Global
Ratings

S&P Global Inc.
SPGI List of Subsidiaries
July 31, 2017

Listed below are all the subsidiaries and material affiliates of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Asia Index Private Limited	India	36.5
Bentek Energy, LLC	Colorado, United States	100
BRC Investor Services S.A.	Colombia	100
Capital IQ, SRL	Argentina	100
CME Group Beijing Holdings, LLC	Delaware, United States	73
CME Group Index Services Germany GmbH	Germany	73
CME Information Services (Beijing) Co., Ltd.	China	73
Coalition Development Ltd.	United Kingdom	67.05
Coalition Singapore Pte. Ltd.	Singapore	67.05
Commodity Flow Limited	United Kingdom	100
Crisil Irevna Argentina S.A.	Argentina	67.05
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.05
CRISIL Irevna Sp s o. o.	Poland	67.05
CRISIL Irevna UK Limited (U.K.)	United Kingdom	67.05
CRISIL Irevna US LLC	Delaware, United States	67.05
CRISIL Limited	India	67.05
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.05
DataWright Corporation	Texas, United States	100
DJI OpCo, LLC	Delaware, United States	73
Eclipse Energy Group AS	Norway	100
Funds Research USA LLC	Delaware, United States	100
Grupo SPGI Mexico, S. de. R.L. de C.V.	Mexico	100
Grupo Standard & Poor's S de RL de C.V	Mexico	100
Intierrarmg Pty Limited	Australia	100
Kingsman SA	Switzerland	100
S&P Global Holdings LLC	Delaware, United States	100
S&P Global New York Hudson Inc.	New York, United States	100
Minerals Value Service GmbH	Germany	100
S&P Global SF Japan Inc.	Japan	100
Petroleum Industry Research Associates, Inc.	New York, United States	100
PetroMedia Ltd.	Canada	100
Petromedia Marine Intelligence Private Limited	India	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Platts (U.K.) Limited	United Kingdom	100
Plattts Benchmarks UK Limited	United Kingdom	100
Platts Finance (Luxembourg) S.à r.l.	Luxembourg	100
R2 Financial Technologies, Inc.	Canada	100
S&P Argentina LLC	Delaware, United States	100
S&P Capital IQ (India) Private Limited	India	100
S&P DJ Indices UK Limited	United Kingdom	73
S&P Dow Jones Indices LLC	Delaware, United States	73
S&P Global Advertising LLC	Delaware, United States	100
S&P Global Asia Pacific LLC	Delaware, United States	100
S&P Global Asian Holdings Pte. Limited	Singapore	100
S&P Global Australia Pty Ltd	Australia	100
S&P Global Belgium	Belgium	100
S&P Global Canada Corp.	Canada	100
S&P Global Commodities UK Limited	United Kingdom	100
S&P Global Europe Limited	United Kingdom	100
S&P Global European Holdings Luxembourg S.a.r.l.	Luxembourg	100
S&P Global Finance Europe Limited	United Kingdom	100
S&P Global Finance Luxembourg S.a.r.l	Luxembourg	100
S&P Global France SAS	France	100
S&P Global Germany GmbH	Germany	100
S&P Global Holdings Luxembourg S.a.r.l.	Luxembourg	100
S&P Global Holdings UK Limited	United Kingdom	100
S&P Global Indices UK Limited	United Kingdom	73
S&P Global Informacoes do Brasil Ltda.	Brazil	100
S&P Global International LLC	Delaware, United States	100
S&P Global Italy S.r.l	Italy	100
S&P Global Korea Inc.	Korea, Republic of	100
S&P Global Limited	United Kingdom	100
S&P Global Market Intelligence Inc.	Delaware, United States	100
S&P Global Market Intelligence Japan K.K.	Japan	100
S&P Global Market Intelligence LLC	Delaware, United States	100
S&P Global Netherlands B.V.	Netherlands	100
S&P Global Pakistan (Private) Limited	Pakistan	100
S&P Global Real Estate Inc.	New York, United States	100
S&P Global Research Europe Limited	United Kingdom	100
S&P Global Singapore Pte. Limited	Singapore	100
S&P Global Sweden AB	Sweden	100
S&P Global UK Limited	United Kingdom	100
S&P Global Ventures Inc.	Delaware, United States	100
S&P India LLC	Delaware, United States	100

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P OpCo, LLC	Delaware, United States	73
SNL Financial (India) Private Ltd.	India	100
SNL Financial Australia Pty Ltd	Australia	100
SNL Financial Germany GmbH	Germany	100
SNL Financial Limited	United Kingdom	100
SNL Financial Sweden AB	Sweden	100
SNL Financial ULC	Canada	100
SNL Hong Kong Limited	Hong Kong	100
SNL Information Services Pte. Ltd.	Singapore	100
SP Global Financial Iberia, S.L.U.	Spain	100
SPDJI Holdings, LLC	Delaware, United States	100
SPDJ Singapore Pte. Ltd	Singapore	73
SPGI Malaysia Sdn. Bhd.	Malaysia	100
SPGI Market Intelligence Ireland Unlimited Company	Ireland	100
S&P Global Ratings Australia Pty Ltd	Australia	100
Standard & Poor's (Dubai) Limited	United Arab Emirates	100
Standard & Poor's Credit Market Services Europe Limited	United Kingdom	100
S&P Global Ratings France SAS	France	100
S&P Global Ratings Italy S.R.L.	Italy	100
Standard & Poor's EA Ratings Ltd	Russian Federation	100
Standard & Poor's Enterprises, LLC	Delaware, United States	100
Standard & Poor's Europe LLC	Delaware, United States	100
Standard & Poor's Financial Services LLC	Delaware, United States	100
S&P Global Ratings Hong Kong Limited	Hong Kong	100
Standard & Poor's Information Services (Australia) Pty. Ltd.	Australia	100
Standard & Poor's Information Services (Beijing) Co., Ltd	China	100
Standard & Poor's International Enterprises, LLC	Delaware, United States	100
Standard & Poor's International Services, LLC	Delaware, United States	100
Standard & Poor's International, LLC	Delaware, United States	100
Standard & Poor's Investment Advisory Services (HK) Ltd	Hong Kong	100
Standard & Poor's Investment Advisory Services, LLC	Delaware, United States	100
S&P Global Ratings Maalot Ltd	Israel	100
S&P Global Philippines Inc.	Philippines	100
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo[1]	Argentina	100
S&P Global Ratings Chile Clasificadora de Riesgo Limitada	Chile	100
Standard & Poor's Ratings do Brasil Ltda	Brazil	100
S&P Global Ratings Japan Inc.	Japan	100
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd	China	100

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[1] On June 27, 2017, shareholders approved a name change to S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo and July 10, 2017 the required notice filing was made to the Comisión Nacional de Valores.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Global Ratings, S.A. de C.V.	Mexico	100
S&P Global Ratings Singapore Pte. Ltd.	Singapore	100
Standard & Poor's South Asia Services Private Limited	India	100
Standard & Poor's, LLC	Delaware, United States	100
Steel Business Briefing (Shanghai) Co. Ltd	China	100
Steel Business Briefing North America, Inc.	Pennsylvania, United States	100
Taiwan Ratings Corporation	Taiwan	51
The McGraw-Hill Companies Switzerland GmbH	Switzerland	100
The Steel Index Limited	United Kingdom	100
S&P Trucost Limited	United Kingdom	73
TRIS Corporation Limited	Thailand	5
TRIS Rating Co. Ltd.[2]	Thailand	51.55
Trucost Inc.	Massachusetts, United States	73
Trucost China Limited	Hong Kong	73
WaterRock Insurance, LLC	New York, United States	100

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[2] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Rating Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.